FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CANADIAN WESTERN BANK TO ACQUIRE
HSBC CANADIAN DIRECT INSURANCE

Canadian Western Bank and HSBC Bank Canada have signed a letter of intent for Canadian Western Bank to acquire all of the shares of HSBC Canadian Direct Insurance Incorporated (Canadian Direct) for a cash payment of C$25.4 million. The transaction is expected to close in 4 to 6 weeks, subject to definitive documentation and regulatory approval.

Canadian Direct, a subsidiary of HSBC Bank Canada, offers property and casualty insurance directly to consumers in British Columbia and Alberta. Canadian Direct had C$105 million of balance sheet assets at 31 December 2003 and C$36 million of net earned premiums for the year then ended. The purchase price incorporates a 25 per cent premium over book value and Canadian Western Bank expects the acquisition to be accretive to earnings in the current fiscal year.

The acquisition brings together Canadian Western Bank and Canadian Direct, two firms with a strong commitment to providing the highest customer service standards in their respective industries. It also creates a platform for both organisations to broaden their product and service offerings. The transition is expected to be essentially seamless, as Canadian Direct will continue to run as a stand-alone operation with no disruption to customers or employees.

Larry Pollock, President and Chief Executive Officer of Canadian Western Bank, said: "We are delighted to welcome senior management, employees and over 125,000 customers of Canadian Direct to the Canadian Western Bank Group. Canadian Direct registers a very high level of customer satisfaction and its people are of exceptional quality, making it an ideal fit with our Think Western brand and culture. We believe the potential for this company is excellent and we are very pleased to be adding another dimension to our financial services. Most notably, we anticipate that the addition of Canadian Direct will contribute substantially to the Bank's revenues, with other income expected to increase by more than fifty per cent."

Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said: "HSBC Bank Canada was established in Vancouver in 1981 and has grown to become the 7th largest bank in the country. We are committed to providing excellent customer service and to growing our business in British Columbia and across Canada. After an extensive strategic review, we have decided to focus our resources on expanding our core business operations, which are integrated and national in nature. When we established Canadian Direct in 1996 as a stand-alone regional business, we believed that consumers wanted to save money, they wanted good service and they wanted a choice. We still believe that today. We would like to thank the employees of Canadian Direct and we have no doubt that they will be a key factor in the company's future development."

Brian Young, President and Chief Executive Officer of Canadian Direct, said: "Being acquired by Canadian Western Bank is a winning situation for all parties involved. Employees are retained, customers continue to have a choice and Canadian Direct will carry on business under our current model, which has been key to our success. With its western Canadian footprint, commitment to customer care, reputation in the financial marketplace and strong familiarity with the regulatory environment of financial institutions, Canadian Western Bank is an ideal acquirer of Canadian Direct."

Notes to editors:

1. Canadian Western Bank Group
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, personal loans and deposit and investment products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing. CWB Canadian Western Financial Ltd. offers a wide variety of Canada's leading mutual funds. The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see the Bank's website at www.cwbank.com.

2. HSBC Bank Canada
HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, is the leading international bank in Canada with more than 160 offices across the country. With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organizations. For more information about HSBC Bank Canada and its products and services, visit www.hsbc.ca.

3. Canadian Direct Insurance
Canadian Direct commenced operations in British Columbia in 1996, offering auto insurance directly to customers through a customer focused, technologically advanced call centre. Operations were soon expanded to include home insurance and in 1999, a second call centre was opened in Alberta to serve that market. Canadian Direct maintains a leading claims loss ratio and is very proud of its excellent customer satisfaction rating. For more information about its operations see Canadian Direct's website at www.canadiandirect.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 2, 2004